Telestone Technologies Corporation

Floor 10, Ruida Plaza

No. 74 Lugu Road, Shi Jingshan District

Beijing, China 100040

October 24, 2012

VIA EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E

Washington, D.C. 20549

RE:	Telestone Technologies Corporation Form 10-K Filed March 30, 2012 File No. 001-32503

Dear Mr. Spirgel:

As discussed with the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), Telestone Technologies Corporation (the “Company”) will not be able to respond within ten (10) business days to the comments contained in a letter the Company received from the SEC dated September 24, 2012 (the “Letter”). The Company did not receive the letter until Friday October 12, 2012. Also, currently the Company’s resources are fully deployed preparing the Company’s quarterly report for the third quarter of 2012. With that in mind, the Company intends to provide a response to the Letter no later than November 9, 2012.

Should you have any questions or comments, please contact Jiannan Zhang of Cadwalader, Wickersham & Taft LLP, our outside legal counsel, at +86 (10) 6599-7270.

Very truly yours,

Telestone Technologies Corporation

/s/ Daqing Han
Daqing Han Chief Executive Officer